Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Oden, D. Keith	2. Issuer Name and Ticker or Trading Symbol Camden Property Trust (CPT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) President and Chief Operating Officer
(Last) (First) (Middle) c/o Camden Property Trust Three Greenway Plaza, #1300	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/25/03
(Street) Houston, Texas 77046		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares of Beneficial Interest	3/21/03		J	(1)	1046	(a)		497,439	(D)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Tranaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to purchase common shares	24.875	03/21/03	M	(1)		40,000	01/29/02	01/29/09	Common Shares of Beneficial Interest	40,000		1,335,629	D
Option to purchase common shares	33.62	03/21/03	A	(2)	29,596		3/21/03	3/21/13	Common Shares of Beneficial Interest	29,596		1,365,225	D
Option to purchase common shares	33.62	03/21/03	A	(3)	14,155		(3)	(3)	Common Shares of Beneficial Interest	14,155		1,379,380	D

Explanation of Responses:
(1)	The Reporting Person acquiried Common Shares of Beneficial Interest pursuant to the 1993 Share Option Incentive Plan as Amended through the exercise of re-load options.
(2)	The Optionee exercised his re-load options in accordance with the 1993 Share Option Incentive Plan as Amended, receiving re-load options to purchace common shares at a new price equal to the price market on the date of exercise of the original option. The net proceeds of the original options exercise were reinvested into options to purchase unvested shares held in the Company's Rabbi Trust.
(3)	Options represent the right to repurchase shares from the Company's Rabbi Trust at a price equal to 10% of the value of the shares as of the date of grant. Options vest in varying increments over six months to five years, and are exercisable for 20 years from the date of vesting.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Filed Electronically **Signature of Reporting Person	March 25, 2003 Date

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